UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Natural Gas Services Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63886Q109

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

328 Pemberwick Road

Greenwich, CT 06831

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63886Q109	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 912,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 912,408
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63886Q109	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 912,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 912,408
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63886Q109	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 912,408
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 912,408

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 912,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 63886Q109	Page 5 of 8 Pages

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Natural Gas Services Group, Inc., a Colorado corporation (the “Issuer”), filed by Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (the “Fund”), Mill Road Capital III GP LLC, a Cayman Islands limited liability company and the sole general partner of the Fund (the “GP”), and Thomas E. Lynch (together with the Fund and the GP, the “Reporting Persons”) on January 4, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on December 23, 2022, and by Amendment No. 2 filed by the Reporting Persons on March 10, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Paragraphs (b) and (c) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

(b) The business address of each of Mr. Lynch, Mr. Jacobs, and Mr. Petito, and the address of the principal business and the principal office of the GP and the Fund, is 334 Pemberwick Road, Second Floor, Greenwich CT 06831. The business address of Mr. Yanagi is 400 Oyster Point Blvd, Suite 526, South San Francisco, CA 94080.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 334 Pemberwick Road, Second Floor, Greenwich CT 06831.

2. Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons acquired beneficial ownership of an aggregate of 912,408 shares of Common Stock for $8,792,445 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

3. Item 4 of the Schedule 13D shall hereby be amended by inserting the following new paragraphs after the fifth paragraph:

On April 28, 2023, the Fund and GP (the “Mill Road Parties”) entered into a cooperation agreement (the “Agreement”) with the Company. Pursuant to the Agreement, the Board of Directors of the Company (the “Board”) agreed, among other things, to appoint Messrs. Jacobs and Tringali to the Board as directors standing for re-election at the Company’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”) as directors with terms expiring at the Company’s 2026 and 2025, respectively, annual meetings of shareholders. The Board also agreed to nominate Steven Taylor for re-election at the 2023 Annual Meeting as a director with a term expiring at the Company’s 2026 annual meeting of shareholders. In accordance with the Agreement, Messrs. Jacobs and Tringali were appointed as directors on April 28, 2023.

CUSIP No. 63886Q109	Page 6 of 8 Pages

Under certain circumstances and so long the Mill Road Parties continue to beneficially own at least five percent of the outstanding shares of Common Stock, if either Mr. Jacobs or Mr. Trignali ceases to be director during the Cooperation Period (as that term is defined in the Agreement), the Mill Road Parties will be permitted to designate a substitute independent director to take his place, subject to the Company’s approval, such approval not to be unreasonably delayed, withheld or conditioned.

Pursuant to the Agreement, the Mill Road Parties agreed to abide by customary standstill provisions during the Cooperation Period, including

•	not calling or seeking to call a meeting of the Company’s shareholders,

•	not seeking election or appointment to, or representation on, the Board or nominating or proposing the nomination of any candidate to the Board,

•	not seeking the removal of any member of the Board,

•	not making any shareholder proposal to the Company or the Board,

•	not forming any “group” with non-affiliates of the Mill Road Parties, and

•	not engaging in or assisting others with the solicitation or withholding of proxies.

These standstill provisions will terminate automatically upon the public announcement by a third party of a proposed Extraordinary Transaction (as defined in the Agreement) or upon certain breaches of the Agreement by the Company. If such a proposed Extraordinary Transaction and any proposed Extraordinary Transaction publicly announced thereafter by a third party are abandoned or terminated prior to their consummation, then the standstill provisions will be reinstated, unless, prior to that abandonment or termination, the Mill Road Parties have publicly announced a proposed Extraordinary Transaction that has not been abandoned or terminated.

The Mill Road Parties agreed to vote all of their shares of Common Stock (i) in favor of each director nominated and recommended by the Board for election at any annual meeting or, if applicable, any other meeting of shareholders of the Company held during the term of the Agreement, (ii) against any shareholder nominations for directors that are not approved and recommended by the Board for election at any such meeting, and (iii) against any proposals or resolutions to remove any member of the Board.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 5 to this Amendment No. 3 and is incorporated herein by reference.

4. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 12,416,275 shares of the Common Stock issued and outstanding as of April 18, 2023 as reported in the Proxy Statement for the Annual Meeting filed by the Issuer on May 1, 2023. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of May 2, 2023, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

CUSIP No. 63886Q109	Page 7 of 8 Pages

The Fund directly holds, and thus has sole voting and dispositive power over, 912,408 shares of Common Stock, of which 1,000 shares are held of record. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 912,408 shares of Common Stock, or approximately 7.3% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 912,408 shares of Common Stock, or approximately 7.3% of the outstanding shares of Common Stock. None of Messrs. Jacobs, Petito and Yanagi has beneficial ownership of any shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of Common Stock during the period from March 10, 2023 (the date on which Amendment No. 2 to the Schedule 13D was filed) to May 2, 2023:

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
3/14/2023	5,900	15.00
4/21/2023	1,500	15.00

The above listed purchases were effected pursuant to the assignment of Put Options sold by the Fund, as described in Item 6, which is incorporated by reference into this Item 5(c).

5. Item 6 of the Schedule 13D is hereby amended by adding the following new paragraph immediately prior to the final paragraph:

The response to Item 4 is incorporated by reference herein.

6. Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibit:

Exhibit 5	Cooperation Agreement dated April 28, 2023, by and among the Issuer, the Fund and the GP.

7. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 63886Q109	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 2, 2023

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact